CYRULI SHANKS & ZIZMOR, LLP

420 Lexington Avenue

Suite 2320

New York, NY 10170

September 12, 2024

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

RE:	ANEW Medical, Inc. (the “Company”) Registration Statement on Form S-1 Registration No. 333-281946

Dear Division of Corporate Finance Staff:

On behalf of ANEW Medical, Inc (the “Company”), I am pleased to provide a response to the Staff’s September 12, 2024 comments on the above-referenced Registration Statement on Form S-1.

The numbered paragraphs and headings below correspond to those set forth in the September 12, 2024 Comment Letter. The Staff’s comment is set forth in italics, followed by the Company’s response. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement.

Registration Statement on Form S-1 Exhibits

1. Please revise the consent filed as Exhibit 23.2 to your registration statement to provide your auditor’s consent to (i) the reference to its firm name under the heading “Experts” in the prospectus and (ii) the use of its report dated May 22, 2024 in your registration statement.

Response: The Company acknowledges the Staff’s comment and has filed a corrected version of Exhibit 23.2 in conformance with the Staff’s comment.

If you have any questions, please do not hesitate to contact me at (347) 379-4627.

Sincerely,

/s/ Paul Goodman

Via: EDGAR